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SEC Mail Processing Section

NOV 30 2011

Washington, DC

125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **September 30, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 West 110th Street, Suite 650
(No. and Street)

Overland Park	**KS**	**66210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Doherty **913-227-6076**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway	**Leawood**	**KS**	**66211**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael T. Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions LLC as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mick T Doherty
Signature

President & CEO
Title

Notary Public

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
CU Investment Solutions LLC
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CU Investment Solutions, LLC (the Company) as of September 30, 2011, and the related statements of operations, changes in equity, and cash flows for the nine months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CU Investment Solutions, LLC as of September 30, 2011, and the results of its operations and its cash flows for the nine months then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

November 22, 2011

CU Investment Solutions LLC
Statement of Financial Condition
September 30, 2011

Assets		
Cash	$	1,489,979
Receivables:		
Commissions		653,267
Advisory fees		33,983
Accrued interest		12
Total receivables		687,262
Income taxes receivable		62,298
Other assets		31,216
Total Assets	$	2,270,755
Liabilities and Equity		
Liabilities		
Commissions payable	$	411,087
Accounts payable		79,796
Accrued expenses		159,443
Total Liabilities		650,326
Equity		
Members' shares		1,000,000
Retained earnings		620,429
Total Equity		1,620,429
Total Liabilities and Equity	$	2,270,755

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statement of Operations
For the nine months ended September 30, 2011

Revenue	
Transaction and advisory revenue	$ 5,061,533
Principal transactions	20,477
Total Revenue	5,082,010
Expenses	
Salaries and benefits	513,829
Shared service fees paid to U.S. Central Bridge	677,872
Professional and outside services	2,613,955
Office occupancy and administration	48,847
Data processing	54,002
Other	63,361
Total Expenses	3,971,866
Net Income Before Income Taxes	1,110,144
Income Tax Expense	
Current	178,896
Deferred	4,961
Total Income Tax Expense	183,857
Net Income	$ 926,287

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statement of Changes in Equity

	Shares	Common Stock	Members' Shares	Retained Earnings	Total
Opening Balance, January 1, 2011	2,000	$ 4,066,909	$ -	$ 2,618,516	$ 6,685,425
Net Income	-	-	-	926,287	926,287
Conversion of stock to single member LLC	(2,000)	(4,066,909)	4,066,909	-	-
Redemption of single members' shares	-	-	(5,066,909)	(2,924,374)	(7,991,283)
Capital contributions from members	-	-	2,000,000	-	2,000,000
Ending Balance, September 30, 2011	**-**	**$ -**	**$ 1,000,000**	**$ 620,429**	**$ 1,620,429**

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statement of Cash Flows
For the nine months ending September 30, 2011

Cash flows from operating activities:		
Net income	$	926,287
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax expense		4,961
Net premium amortization on securities owned		23,504
Net change in unrealized gain on securities owned		(12,833)
Realized losses on securities sold		7,104
Changes in operating assets and liabilities:		
Receivables from customers		(398,177)
Other receivables		3,754
Income tax receivable		(73,104)
Securities owned		2,667,628
Other assets		(15,837)
Accounts payable and accrued expenses		65,293
Net cash provided by operating activities		3,198,580
Cash flows from financing activities:		
Redemption of single member shares		(7,991,283)
Contribution of capital from Corporate members		2,000,000
Net cash used in financing activities		(5,991,283)
Net decrease in cash		(2,792,703)
Cash, beginning of year		4,282,682
Cash, end of year	$	1,489,979
Supplemental cash flow information:		
Cash paid for income taxes	$	194,663

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 was a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union ("U.S. Central Bridge"). The Company provides investment services to corporate and natural person credit unions throughout the United States.

U.S. Central Bridge was established as a result of the liquidation of U.S. Central Federal Corporate Credit Union on October 1, 2010 by the National Credit Union Administration ("NCUA"). Because of the liquidation, certain assets and liabilities, including the ownership interest in the Company, were transferred to U.S. Central Bridge – a newly formed corporate credit union, in conservatorship, chartered by the NCUA. Because U.S. Central Bridge's charter could not extend beyond September 30, 2012, management of the Company sought alternative ownership structures. As a result, on September 30, 2011 (the "spin-off date"), the company was purchased by a group of ten Corporate credit unions with the intent of continuing to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector. See note 4 for additional discussion.

In anticipation of the change in ownership, the company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

Under U.S. Central Bridge ownership, the Company promptly forwarded all funds and securities received and did not otherwise hold funds or securities for, or owe money or securities to, customers and effectuated all financial transactions between the broker or dealer and customers through an exclusive benefit account. Accordingly, the Company was exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

In September 2011, the Company began clearing all transactions for its customers on a fully disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company remains exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

Effective September 30, 2011, the Company changed from a fiscal year end of December 31 to September 30. As a result, a nine-month fiscal transition as of September 30, 2011, and for the period of January 1, 2011 through September 30, 2011 is presented in the financial statements herein.

The Company derives the majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues may depend on the continued reliance of these entities on the Company for securities transaction processing.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to U.S. generally accepted accounting principles and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents funds on deposit at financial institutions. Cash held on deposit at U.S. Central Bridge was $551,801 at September 30, 2011. Cash held on deposit at a natural person credit union was $887,643 at September 30, 2011.

2. Summary of Significant Accounting Policies (Continued)

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the Company, and as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered.

Proprietary securities transactions, executed for the Company, are recorded on a trade-date basis. As of September 30, 2011 the Company did not have any securities owned. During the nine-month period ended September 30, 2011, the Company sold all outstanding securities owned in anticipation of the change in ownership and associated redemption of the common stock. Net realized and unrealized gains and losses and interest income are included in principal transactions on the accompanying statement of operations. Interest and dividend revenues are accounted for on an accrual basis. Trading expenses associated with proprietary security transactions are recorded on a trade-date basis.

Transaction and Advisory Revenues

Transaction and advisory revenues, which represent fees paid by corporate and natural person credit unions for securities transactions, are recognized when earned, generally when the services are rendered or the transactions occur.

Income Taxes

Prior to the conversion to an LLC, the Company utilized the liability method of accounting for income taxes. Under the liability method, deferred taxes were determined based on the difference between the financial statements and the tax bases of assets and liabilities using enacted rates. Deferred tax assets would be reduced by a valuation allowance if, in the opinion of management, it was more likely than not that some portion or all of the deferred tax assets would not be realized. The deferred tax expense recognized in the statement of operations represents the change in the deferred tax asset balance through conversion date.

2. Summary of Significant Accounting Policies (Continued)

Subsequent to the conversion to an LLC, the Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes. The income tax receivable of $62,298 at September 30, 2011 represents amounts paid in excess of the calculated liability for the period of January 1, 2011 through conversion date.

Fair Value Measurement

The Company follows Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures.* ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

U.S. Government Agency securities and mortgage-related obligations held during the period ended September 30, 2011 were priced utilizing industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace and are classified as Level 2. The Company did not have any financial or non-financial assets or liabilities reported at fair value as of September 30, 2011.

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income is the change in equity of business transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive income during the nine months ending September 30, 2011. As a result, comprehensive income is the same as net income.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Update, or FASB ASU 2009-13 — Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, or ASU 2009-13. ASU 2009-13 addresses how to measure and allocate arrangement consideration to one or more units of accounting within a multiple-deliverable arrangement. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The Company adopted the standard on January 1, 2011, which did not have any impact to the Company's revenue recognition policies.

In May, 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The Company will adopt ASU 2011-04 effective October 1, 2012 and this adoption is not expected to have a material impact on the Company's financial statements.

3. Principal Transactions

Principal transactions consisted of the following for the nine months ended September 30, 2011:

Net interest income	$	6,133
Dividends on operating cash		8,616
Realized losses on securities sold		(7,105)
Change in net unrealized losses on securities		12,833
Total	$	20,477

4. Related-Party Transactions

On August 22, 2010, the Company redeemed all outstanding shares held by U.S. Central Bridge for $6,991,283. This amount was equal to the carrying value of the Company's common stock $4,066,909 plus the balance of the Company's retained earnings $2,924,374 as of the effective date of the conversion of the Company to a single member LLC (June 30, 2011). Simultaneously, U.S. Central Bridge contributed cash of $1,000,000 to the Company in exchange for 100 percent ownership of the newly converted LLC.

On September 30, 2011, the Company redeemed U.S. Central Bridge's member shares in the amount of $1,000,000 and accepted ten equal capital subscriptions of 10,000 shares totaling $1,000,000 from Corporate credit unions (100,000 total member shares). Therefore, as of September 30, 2011, the Company was no longer a wholly-owned subsidiary of U.S. Central Bridge.

Certain of the owners of the Company currently utilize the corporate agent program to facilitate marketable security transactions with their credit union members resulting in commissions paid to these member-owners. As of September 30, 2011, $324,775 in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the nine months ended September 30, 2011 were $2,542,097, and are included in professional and outside services in the accompanying statement of operations.

Through a master service agreement, U.S. Central Bridge provided various shared support services for the Company, including market risk reporting, accounting, legal, brokerage and clearance costs, personnel administration, office space, web page maintenance, and data processing services. For the nine months ended September 30, 2011, the Company was charged $677,872 for these services. These amounts are based on U.S. Central Bridge's costs to provide the services and do not necessarily represent the cost that would be charged by a third party for these services. At September 30, 2011, accounts payable included $53,341 due to U.S. Central Bridge. Subsequent to the conversion the Company contracted certain independent third party providers for information systems management, brokerage, clearing, web and market risk reporting services. As of October 1, 2011, the Company no longer used the services of U.S. Central Bridge.

During the nine months ended September 30, 2011, the Company recorded transaction and advisory revenues from members of U.S. Central Bridge totaling $5,061,533.

As of September 30, 2011, the Company had cash on deposit at U.S. Central Bridge in share transaction accounts of $551,801, classified as cash on the statement of financial condition.

5. Income Taxes

The provision for income taxes recorded through the conversion date of June 30, 2011 differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

Pretax income through June 30, 2011	$	489,714
Computed expected federal tax expense	$	166,503
State taxes, net of federal benefit		21,774
Other		(4,420)
Total income tax expense	$	183,857

Prior to the conversion to an LLC on June 30, 2011, deferred income taxes were recorded based upon differences between the financial statements and tax bases of assets and liabilities, which consisted of

unrealized losses on investment securities. On the date of conversion to an LLC, the Company filed a final tax return as a corporate entity, which included all tax liabilities and included activity through that date. As a result, the Company has filed for a refund of $62,298 and all remaining deferred tax assets of $62,035 were derecognized.

At September 30, 2011, the Company did not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits could increase during the next 12 months; however we do not expect any potential change to have a material effect on the results of operations or financial position of the Company. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2007.

6. Retirement Plan

The Company's employees participate in a defined contribution retirement plan sponsored by U.S. Central Bridge.

Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. After the participant completes one year of service, the Company matches 50% of the participant contribution, up to 6% of the salary of the participant. The employer matching contributions vest immediately. During the nine months ended September 30, 2011, the Company contributed $5,666 to the plan.

As of October 1, 2011, the Company's employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. After the employee completes one year of service, the Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make a profit sharing contribution, which are 100% vested when the employee reaches four years of service.

7. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2011, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2011, the Company provided its advisory and transaction services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions and their natural person credit union members.

8. Commitments

As a source of liquidity, the Company entered into an arrangement with U.S. Central Bridge, whereby U.S. Central Bridge may extend credit to the Company in an amount up to $50 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest determined by U.S. Central Bridge, and, unless otherwise requested by the Company, be for a period of one day. As of September 30, 2011, there were no amounts outstanding under this facility. As of October 31, 2011 access to draw on the line of credit was eliminated by U.S. Central Bridge.

As an additional source of liquidity, the Company has entered into a master repurchase agreement with a third party, whereby the Company may sell securities to the third party under an agreement to repurchase the same securities at a later date. As of September 30, 2011, no amounts were outstanding under this agreement.

Effective September 16, 2011, the Company has entered into an operating lease agreement for its main operations which will require monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2011, the Company had net regulatory capital of $1,474,932, which was $1,374,932 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15:1. As of September 30, 2011 the ratio of aggregate indebtedness to net capital for the Company was .44 to 1.

10. Subsequent Events

In accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through November 22, 2011, which is the date these financial statements were available to be issued. All subsequent events requiring disclosure as of September 30, 2011, have been incorporated into these financial statements herein. No events requiring adjustment to the financial statements were identified.

Supplemental Information

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Managers
CU Investment Solutions LLC

In planning and performing our audit of the financial statements of CU Investment Solutions LLC (the Company), as of and for the nine months ended September 30, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

November 22, 2011

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2011

Total Equity	$	1,620,429
Non-Allowable Assets		
Advisory fees receivable		33,983
Current income taxes receivable		62,298
Other assets		31,216
Total Non-Allowable Assets		127,497
Deduction for Excess Insurance Deductible		18,000
Total Deductions and Charges		18,000
Net Capital	$	1,474,932
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	239,239
Commissions payable		411,087
Total Aggregate Indebtedness	$	650,326
Regulatory Minimum Net Capital		
(Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	1,374,932
Ratio of Aggregate Indebtedness to Net Capital		0.44 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i) and (ii).

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2011

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).

MIDWEST RESOURCES
SECURITIES CORP.

Financial Statements
September 30, 2011 and 2010

Kolb+Co.
Beyond the Bottom Line™

MIDWEST RESOURCES SECURITIES CORP.

Financial Statements
September 30, 2011 and 2010

CONTENTS

Kolb Co. SC

Business Advisers / CPAs

INDEPENDENT AUDITOR'S REPORT

November 14, 2011

To the Board of Directors
Midwest Resources Securities Corp.

We have audited the accompanying Statements of Financial Condition of Midwest Resources Securities Corp. as of September 30, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Financial Condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Midwest Resources Securities Corp.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audits of the Statements of Financial Condition provide a reasonable basis for our opinion.

In our opinion, the Statements of Financial Condition referred to above present fairly, in all material respects, the financial position of Midwest Resources Securities Corp. as of September 30, 2011 and 2010 in conformity with United States generally accepted accounting principles.

Kolb+Co. SC

Kolb+Co. SC

13400 Bishop's Lane, Suite 300
Brookfield, WI 53005
262/754-9400 Phone
262/754-9401 Fax
800/461-8843 Toll Free
www.KolbCo.com

MIDWEST RESOURCES SECURITIES CORP.

Statements of Financial Condition

As of September 30,

ASSETS

	2011	2010
Current Assets		
Cash	$ 14,320	$ 8,542
Prepaid expenses	780	371
Total Assets	$ 15,100	$ 8,913

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Total Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $1 par value, 56,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Retained earnings (deficit)	5,100	(1,087)
Total Stockholder's Equity	15,100	8,913
Total Liabilities and Stockholder's Equity	$ 15,100	$ 8,913

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Note #1 Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Midwest Resources Securities Corp. (the "Company") was formed on February 5, 1988 as a broker-dealer to offer and sell limited and general partnership interests through direct participation private placements throughout the United States.

Commission Revenue and Expense

Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due to the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("USGAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Event

Management has evaluated transactions and subsequent events through November 14, 2011, the date the financial statements were available to be issued.

Cash and Temporary Cash Investments

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

The Company at times had funds at one financial institution that exceeded the federally insured limits during 2011.

Concentrations of Credit Risk

The financial instrument which potentially subjects the Company to concentration of credit risk consists of cash. The Company policy is to limit credit exposure on financial instruments and places its cash with a financial institution deemed as being credit worthy.

Income Taxes

The Company has elected to be treated as an S Corporation, "small business corporation," for income tax purposes. Under this election, profits and losses are passed directly to the shareholder for inclusion in his personal income tax returns. As such, the Company does not pay corporate income taxes on its taxable income. Accordingly, no liability or provision for federal or state income taxes is included in the accompanying statements. Additionally, the Company has not accrued for uncertain tax positions as any additional tax asset or liability is passed through to the shareholder. The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2007 and state examinations for years before 2006.

Note #2 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At the years ended September 30, 2011 and 2010, the Company had net capital of $14,320 and $8,542, respectively, which, in each instance, exceeded its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both years ended September 30, 2011 and 2010.

Note #3 Related Party Transactions

Steven L. Baptie is the shareholder and director of the Company and Midwest Resources, Inc. Midwest Resources, Inc. is the general partner of Midwest Resources 2010-1 Oil and Gas Income Limited Partnership.

The Company was involved in the following related party transactions:

	2011	2010
Commission revenue from Midwest Resources 2010-1 Oil and Gas Income Limited Partnership	$ 121,800	$ -
Commission expense paid to Midwest Resources, Inc.	$ 31,088	$ -

In addition, the Company paid Kurt Nowka, the President of the Company, $15,163 for commissions during 2011.

13400 Bishop's Lane, Suite 300
Brookfield, WI 53005
262/754-9400 Phone
262/754-9401 Fax
800/461-8843 Toll Free

www.KolbCo.com